INVEST IN **KITCHENERY**

Wireless Power - Smart Kitchen Counters and Cordless Appliances



kitchenery.us Tampa Florida

SaaS | Hardware | Ecommerce | Minority Founder | Food Tech

LEAD INVESTOR

Dhyey Vaghani

Kitchenery has a forward-thinking approach to IoT and smart home technology. I love the deep technical ability of this team and bootstrapping DNA. Their proven and patented wireless power transfer technology for small kitchen appliances not only enhances the user experience but also opens up new opportunities for Saas models: data collection and analysis. Their smart connectivity capabilities enable seamless integration and control of multiple appliances, creating a truly connected and efficient kitchen environment. Additionally, the Kitchenery's long-term focus on data analytics allows for a deeper understanding of consumer usage patterns and preferences, leading to even more personalized and innovative products in the future. I believe that Kitchenery's technology will play a major role in shaping the future of smart kitchens. I invested in Kitchenery because of their innovative wireless power transfer technology for small kitchen appliances, which has the potential to dramatically change the way we use and interact with our kitchen appliances. They have developed proven cordless tech and now the team is preparing for GTM in the recreational and hospitality industries.

Invested $25,000 this round

Highlights

1. 2,000 RVs lost to fires each year Kitchenery solves that problem.
2. Strategic conversations ongoing with large B2B customers (e.g. $500K deal w/ major RV manufacturer).
3. Backed by STANLEY+Techstars accelerator.
4. B2B and B2C model. Hundreds of customers on our waitlist, with $0 marketing spend.
5. Total addressable market of $3 billion (600K RVs * $5,000 spend on kitchen appliances per RV).
6. California recently passed law (Jan 2023) to ban natural gas appliances due to safety concerns.
7. Exec team have combined 20+ years experience in consumer hardware industry.

Our Team



Akshay Bhuva Founder & CEO

Visionary Wide range of experience: Research on nano-polymers to working in the commercial automobile and plastics industry. M.S Entrepreneurship: University of Tampa B.S Mechanical and Materials Engineering: Washington State University

Kitchen is one of the spaces which gets the most of foot traffic, its the heart of everyone's home and it is so important to make this space accessible, aesthetically pleasing and a socially welcoming space. Kitchenery was formed to bridge the gap in technology, innovation and cooking experience.



Agustin Mendez Co-founder & CTO

10+ Years of Hands-on Hardware development and tech commercialization in the Aerospace Industry.



Andrew Collier Director of Corporate Partnerships

- 10+ years in B2B sales with expertise in business development, enterprise account management. - $5M+ enterprise accounts management - Ayla Networks



Paulo Cezar Lopes Sa Business Operations Associate

In charge of Kitchenery's PR, Outreach, and Blog Strategies. Streamlining the company's communications and Investor Relations. B.Sc. International Business & Entrepreneurship.

The problem: Current kitchen countertops and appliances are antiquated


The Old Way
Requires Power Cords
Space issues. Need to be within reach of outlet
Collect grease,germ,viruses
Look ugly and take up kitchen space
Wastes Energy
Kitchens could reduce 40% energy usage while cooking if utilizing a smart inductive system
Environmental Harm
Gas is the number one


source of greenhouse
gas emissions
KITCHENERY

RV Kitchens are crowded and unsafe

A core market where the old kitchen counter feels unstable is RVs, boats, motorhomes, and other locations where space is limited and every inch counts.


RV and VANS
Space is limited - every inch counts
Remodelling and retrofit RVs and Vans with a kitchen is expensive costs between ($7000 and $15000)
2000RVs are lost to fire each year
KITCHENERY


Introducing Kitchenery Smart Kitchen Counter tops and Cordless Appliances
Morden Kitchen Space that is safer,cleaner and smarter
Hardware, software, IoT
KITCHENERY

Wireless Power Transfer Technology (WPT) Integration Services to Kitchen Appliance Brands & Manufacturers. Recuring hardware: Per Device WPT module sale. SaaS: Data Monetization + AI based simulations on energy, product and consumer trends

Kitchen is one of the spaces which gets the most of foot traffic, its the heart of everyone's home and it is so important to make this space accessible, aesthetically pleasing and a socially welcoming space. Kitchenery was formed to bridge the gap in technology & innovation and cooking experience.

Our technology will eliminate the need and use of power cords in kitchen appliances, give users an efficient way to use their kitchen cabinet space and further provide multifunctional use of their kitchen countertop. **Kitchenery** makes everyday cooking SAFER, SMARTER, and CONVENIENT.

MARKETS


US RV Sales Nearly
Doubled In Past 3yrs
$26 B
$55 B
$80 B
US Boat Sales
Growing industry, more families want access to open waters
$17 B
$20 B
$25B
$32 B
KITCHENERY


RV Industry Opportunity
TAM = $3B
Average cost of RV =
$170,000
RV Kitchen =
$15,000
RV Kitchen Appliances =
$5000
KITCHENERY


Boat Industry Opportunity
Minimum price of high end Boat / 35ft & above =
$350,000
Boat Galley =
$20,000


Boat Kitchen Appliances =
$7,000


Kitchen of the future ?
1950's
2000's
Present
?

Tomorrows World Predicted Kitchenery's technology in 1989


Extreme Innovation in the Kitchen Space
Cordless Appliances
Minimalistic Design
Kitchenery Smart Wireless Tech
40% More Energy Efficient*
ZERO Emissions
* Hybrid induction cooking compared to traditional gas & electric cooking


WIRELESS POWER RECEIVER TECHNOLOGY
Tech -> Market
Small Kitchen Appliances
Wireless Energy Pad
DIFFERENT MARKET SEGMENTS
WIRELESS POWER TRANSMITTER TECHNOLOGY


Core team
Andrew Collier
Akshay Bhuva
CEO | Product
Agustin Mendez
CTO | Hardware
Chris Parades
Jude Corr
Paulo Cezar
Ryan Drames
Max Cohen
Colin Jackson
Lowell Neset
Ben Lappen

Strong Technical and Business Operations Team!!


Advised by:
Industry Experts
Laila Partridge
techstars
Dr. Rebecca White
Startup Advisor
Ted Olsen
Supply-Chain
CORNING
Business development
Finance
Technology
Product
Dr. Speros Margetis
Finance Advisor
THE UNIVERSITY OF TAMPA
Tom Cardy
Business strategy
BayCare

Kitchenery Advisors are leaders in Corporate America and In scalable start-ups space!


Kitchenery Business Model
SAAS
Data monetization
Recipes, Coupons, Deals
Recurring Hardware Sales
Transmitter technology hardware
Reception technology hardware
IOT services
Ongoing service agreement
Engineering Services
Technology integration agreements


Business Strategy in a Nutshell
Serve Premium Market
Demonstrate Demand/ MVP
Distribution: Kitchen appliance suppliers in recreational market
End Customer High End kitchens, RV OEM's, Yachts, Luxury Hotel rooms
Strategic Partnership
Kitchen appliance brand and manufacturer partnerships
Scale Premium Market
Mass Consumer Brand Licencing
Launch in consumer kitchen
Create a standard to power and control small Kitchen Appliances.
"Powered By Kitchenery"
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


Target Market Segments
(launch market)
Consumer Kitchen
Recreational Vehicles
- RV Industry
Boating industry
- Yachts
Hospitality Industry
- Luxury Hotels
- High-end apartment complex's
Retirement industry:
- Independent Senior Living Industry
Modular Home Industry
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


What is a pandemic safe hotel room?
KITCHENERY


It's a freaking RV!!

People have started travelling in their own little Private Spaces!


RVs owners drove
2B Miles
In 2021
KITCHENERY
© 2022 Kitchenery Inc. Proprietary & Confidential


Need for Accessible Kitchen On The Go!
KITCHENERY

Imagine squeezing in a full-sized kitchen on the back seat of your car?


Market Opportunity: Recreational Vehicle Industry
RV industry Market Size
$48.1bn
TRAVEL
Total number of RV sales in 2021
600,000
Competitive
Total number of Luxury RV sales in 2021
150,000
Class-A & B : Rising demand for
Market Size Growth Rate
15%
Rise in no. of campgrounds:


WITH COMFORT
customized RVs - personal use
Traction from Tourism Industry
KITCHENERY


US RV Sales Nearly
Doubled In Past 3yrs
$26 B
$55 B
$80 B
RV sales / YR
600,000
500,000
400,000
300,000
2019
2020
2021
2022
2026
KITCHENERY

Forward looking projections cannot be guaranteed. **Source-1: Fortune Business Insights** , **Source-2: IBIS World**


WRAP
KITCHENERY


WRAP
CORDLESS APPLIANCES: RV INDUSTRY
STACKABLE
INTELLIGENCE IN THE PAD
WRAPPED METAL
KITCHENERY


WRAP
DISPLAY SURFACE ANGLED FOR VIEWING
CURVED & SYMMETRIC EDEGES
KITCHENERY


WRAP ORTHO
MODERN & MINIMALISTIC DESIGN
KITCHENERY


Global Smart Kitchen Appliance market 2020-2024
Market growth will ACCELERATE at a CAGR of over
23%
INCREMENTAL GROWTH
$ 15.99 bn
2019
2024
The year-over-year growth rate for 2020 is estimated at
13.32%
The market is FRAGMENTED with several players occupying the market share
33% of the growth will originate from NORTH AMERICA
One of the KEY DRIVERS for this market will be DEMAND FOR INNOVATIVE APPLIANCES
Global Kitchen Appliance Market Size: $270Bn
KITCHENERY


Kitchen Appliance market in the U.S :YR 2021


$15Bn
TAM
Induction stoves, Juicers, blenders, mixers, food processors, kettle, toasters, rice cookers, air fryers
$10Bn
SMALL KITCHEN APPLIANCES
258m Small Kitchen appliances sold in US/ yr
$5Bn
INDUCTION COOKTOPS
1.5m induction ranges/stoves sold in US/yr
Global Kitchen Appliance Market Size: $270Bn


KITCHENERY
alexa
Standardized Alexa Connect Kit in Kitchenery Rx and Tx Modules


Driving Value With Smart Connectivity & Data
KEEPING CONSUMERS INFORMED ABOUT THEIR BEHAVIOR
ADVANCED ANALYTICS AND PRODUCT LIFECYCLE MANAGEMENT FOR OUR BRAND & MANUFACTURING PARTNERS
Appliance warranty record
Appliance usage history & prediction
Personal cooking trends
Power consumption analytics
Usage analytics
Cooking recipe history

Conceptual Smart Connectivity Services


Driving Value With Simplicity: AI based ingredient ordering system
Related Recipes
Tofu Scramble
Shopping list

Conceptual Smart Connectivity Services


KITCHENERY
SPARTAN INCUBATOR
STANLEY
techstars_

Kitchenery is part of STANLEY + Techstars accelerator


Kitchenery Product Demo at STANLEY+techstars HQ
Watch later
Share
KITCHENERY.NET
FREEDOM TO COOK
Watch on YouTube


KITCHENERY
POWERED BY PEOPLE AND COMMUNITY
THE UNIVERSITY OF TAMPA
SPARTAN INCUBATOR
StanleyBlack&Decker
techstars_


KITCHENERY
KITCHENERY
Revolutionizing and Improving people's lives with **Extreme Innovation** in the cooking space!
power@kitchenery.net
www.kitchenery.us

Kitchenery: Freedom to Cook!